Dated February 29, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-159040

Relating to Preliminary Prospectus Supplement

Dated February 29, 2012 to Prospectus Dated May 7, 2009

HEALTH CARE REIT, Inc.

6.50% Series J Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated February 29, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Health Care REIT, Inc.

Title of Shares:	6.50% Series J Cumulative Redeemable Preferred Stock (“Series J Preferred Stock”).

Number of Shares:	11,500,000 shares.

Overallotment Option:	None.

Maturity:

Perpetual (unless redeemed or repurchased by us on or after March 7, 2017 or pursuant to our optional redemption right or special redemption right or converted by an investor in connection with a Change of Control (as defined below)).

Trade Date:	February 29, 2012.

Settlement Date:	March 7, 2012 (T+5).

Dividend:	6.50% per annum per share liquidation preference (equivalent to $1.625 per annum per share).

Dividend Payment Dates:

On or about January 15, April 15, July 15 and October 15 of each year. The first dividend on the Series J Preferred Stock will be paid April 16, 2012, since April 15, 2012 is a Sunday, and will be in the amount of $0.171528 per share.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series J Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series J Preferred Stock) to convert some or all of the Series J Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series J Preferred Stock to be converted equal to the lesser of:

•       the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series J Preferred Stock dividend payment and prior to the corresponding Series J Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 0.918442 (the “Share Cap”), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in the Preliminary Prospectus Supplement.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 10,562,086 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

If we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series J Preferred Stock will not have any right to convert the Series J Preferred Stock in connection with the Change of Control Conversion Right and any Series J Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series J Preferred Stock, the following have occurred and are continuing:

•       the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our shares entitling that person to exercise more than 50% of the total voting power of all of our shares entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•       following the closing of any transaction referred to in the bullet above, neither us nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” is the date the shares of Series J Preferred Stock are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described in the Preliminary Prospectus Supplement to the holders of Series J Preferred Stock.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of our common stock is solely cash; and (ii) the average of the per-share closing prices for our common stock on the NYSE for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of our common stock is other than solely cash.

Optional Redemption:

We may not redeem the Series J Preferred Stock prior to March 7, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to our continuing qualification as a REIT. On and after March 7, 2017, we may, at our option, redeem the Series J Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:

Upon the occurrence of a Change of Control, we may, at our option, redeem the Series J Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, we exercise any of our redemption rights relating to the Series J Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Series J Preferred Stock will not have the conversion right described above.

Annual Yield:	6.50%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$278,443,750

Underwriting Discount:	$9,056,250

Listing/Symbol:	NYSE / HCN PrJ

CUSIP / ISIN:	42217K 700 / US42217K7000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated

USE OF PROCEEDS

The net proceeds from this offering will be approximately $278.1 million after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to redeem all of our Series D Cumulative Redeemable Preferred Stock and Series F Cumulative Redeemable Preferred Stock, and may use any remaining proceeds for general corporate purposes, including investing in health care and seniors housing properties. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States.

CAPITALIZATION

The table below sets forth our capitalization as of December 31, 2011 on an actual basis, on an as adjusted basis to give effect to the issuance of 20,700,000 shares of common stock in February 2012 and on an as further adjusted basis to give effect to the issuance of shares of Series J Preferred Stock offered by the prospectus supplement and application of the net proceeds.

	December 31, 2011

	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents	$163,482	$621,134	$624,228

Debt:
Borrowings under unsecured lines of credit(1)	610,000	5,000	5,000
Senior notes due 2012	76,853	76,853	76,853
Senior notes due 2013	300,000	300,000	300,000
Senior notes due 2015	250,000	250,000	250,000
Senior notes due 2016	300,000	300,000	300,000
Senior notes due 2016	400,000	400,000	400,000
Senior notes due 2017	450,000	450,000	450,000
Senior notes due 2020	450,000	450,000	450,000
Senior notes due 2021	450,000	450,000	450,000
Senior notes due 2022	600,000	600,000	600,000
Senior notes due 2041	400,000	400,000	400,000
4.75% convertible senior notes due 2026(2)	125,585	125,585	125,585
4.75% convertible senior notes due 2027(2)	168,086	168,086	168,086
3.00% convertible senior notes due 2029(2)	494,403	494,403	494,403
Secured debt	2,108,384	2,108,384	2,108,384
Capital lease obligation	83,996	83,996	83,996
Unamortized premiums/discounts and fair value adjustments	(26,555)	(26,555)	(26,555)

Total debt	7,240,752	6,635,752	6,635,752
Redeemable noncontrolling interests	33,650	33,650	33,650

Stockholders’ equity:
Preferred Stock, $1.00 par value; authorized—50,000,000 shares
Series D Cumulative Redeemable Preferred Stock; 4,000,000 shares issued and outstanding	100,000	100,000	—(3)
Series F Cumulative Redeemable Preferred Stock; 7,000,000 shares issued and outstanding	175,000	175,000	—(4)
Series H Cumulative Convertible and Redeemable Preferred Stock; 349,854 shares issued and outstanding	16,667	16,667	16,667
Series I Cumulative Convertible Perpetual Preferred Stock; 14,375,000 shares issued and outstanding	718,750	718,750	718,750
Series J Cumulative Redeemable Preferred Stock; 11,500,000 shares issued and outstanding	—	—	287,500
Common Stock, $1.00 par value; authorized—400,000,000 shares; 192,604,918 shares issued and 192,275,248 shares outstanding, actual; 213,304,918 shares issued and 212,975,248 shares outstanding, as adjusted(5)	192,299	212,999	212,999
Capital in excess of par value	7,019,714	8,061,666	8,052,260
Treasury stock	(13,535)	(13,535)	(13,535)
Cumulative net income	1,893,806	1,893,806	1,893,806
Cumulative dividends	(2,972,129)	(2,972,129)	(2,972,129)
Accumulated other comprehensive income	(11,928)	(11,928)	(11,928)
Other equity	6,120	6,120	6,120

Total Health Care REIT, Inc. stockholders’ equity	7,124,764	8,187,416	8,190,510
Noncontrolling interests	153,883	153,883	153,883

Total equity	7,278,647	8,341,299	8,344,393

Total capitalization	$14,553,049	$15,010,701	$15,013,795

(1)	$5 million was outstanding under our unsecured lines of credit at February 28, 2012.

(2)

The amounts shown do not reflect original issue discount pursuant to ASC 470-20, Debt with Conversion and Other Options. Under ASC 470, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the convertible senior notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the our economic interest cost. The effect of ASC 470 on the accounting for the convertible senior notes is that the equity component is included in the capital in excess of par value section of stockholders’ equity on our consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the convertible senior notes. The original issue discount for the convertible senior notes is included in “Unamortized premiums/discounts and fair value adjustments.”

(3)

We will call all of the shares of the Series D Cumulative Redeemable Preferred Stock for redemption on March 2, 2012. The redemption date is April 2, 2012. On that date, we will redeem all outstanding shares of the Series D Cumulative Redeemable Preferred Stock at a price of $25.01094 per share, which includes all accrued and unpaid dividends through the redemption date. The redemption price does not include $0.49219 per share quarterly dividend that will be paid separately on or after April 16, 2012 to holders of record of the Series D Cumulative Redeemable Preferred Stock on March 30, 2012. From and after such date, the Series D Cumulative Redeemable Preferred Stock will no longer be deemed outstanding. We intend to use the net proceeds from this offering to redeem all of the Series D Cumulative Redeemable Preferred Stock.

(4)

We will call all of the shares of the Series F Cumulative Redeemable Preferred Stock for redemption on March 2, 2012. The redemption date is April 2, 2012. On that date, we will redeem all outstanding shares of the Series F Cumulative Redeemable Preferred Stock at a price of $25.01059 per share, which includes all accrued and unpaid dividends through the redemption date. The redemption price does not include the $0.47656 per share quarterly dividend that will be paid separately on or after April 16, 2012 to holders of record of the Series F Cumulative Redeemable Preferred Stock on March 30, 2012. From and after such date, the Series F Cumulative Redeemable Preferred Stock will no longer be deemed outstanding. We intend to use the net proceeds from this offering to redeem all of the Series F Cumulative Redeemable Preferred Stock.

(5)

Excludes: (i) 1,251,659 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose Medical Properties Trust 2002 Stock Incentive Plan; (ii) 5,977,618 shares of common stock reserved for issuance under our dividend reinvestment and stock purchase plan; (iii) 2,670,038 shares of common stock reserved for issuance that relate to the $125,585,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2026 (of which 44 shares of common stock were issued on January 9, 2012 in connection with the conversion of $22,000 aggregate principal amount of such notes); (iv) 3,393,270 shares of common stock reserved for issuance that relate to the $168,086,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2027; (v) 9,669,732 shares of common stock reserved for issuance that relate to the $494,403,000 aggregate principal amount of 3.00% Convertible Senior Notes due 2029; (vi) 349,854 shares of common stock reserved for issuance upon conversion of the Series H Cumulative Convertible and Redeemable Preferred Stock; (vii) 12,161,250 shares of common stock reserved for issuance upon conversion of the Series I Cumulative Convertible Perpetual Preferred Stock; and (viii) shares of common stock that may be issued upon conversion of the convertible senior notes or the Series I Cumulative Convertible Perpetual Preferred Stock as a make-whole premium (or similar consideration) upon the occurrence of a make-whole fundamental change or fundamental change (as applicable).

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2011 and our consolidated financial statements, related notes and other financial information that we have incorporated by reference into the prospectus supplement and the accompanying prospectus.

We have filed a registration statement (including a prospectus dated May 7, 2009 and a preliminary prospectus supplement dated February 29, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884, or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.